Filed by SeaChange International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Triller Hold Co LLC

(Commission File No. 001-38828)

Bloomberg: Triller Wants to Take On TikTok to Go Public in $5 Billion Merger

Caroline Hyde:	Just tell us, I mean, I feel like I spent the whole of 2021 talking about special purpose acquisition companies, SPACS. Why did you go for a reverse merger? What was different here?

Mahi De Silva:	I think our combination with SeaChange is strategic, right, it’s not just backing into a shell company, it’s just an investment vehicle. There’s real synergy is between the business that they are in, which is around streaming and providing OTT capabilities to operators and our platform, which has really been focused on empowering creators to be the best they can be, giving them AI-powered superpowers to drive better distribution, better monetization of their content.

[Graphic]	TRILLER GOES PUBLIC: Reverse Merger
Public on Nasdaq under the ticker ILLR
Name changes to TrillerVerz
Values company at about $5 Billion

Hyde:	Talk to us about the plan when you, of course raise, have such a valuation when you are looking to expand. I’m interested in how your business model evolved, because you’ve been making some interesting acquisitions. Of course, you’ve recently acquired Verzuz, which is the music platform, Swizz Beatz, Timbaland behind that one, but you’ve also been getting into AI, Amplify.ai. You’ve been going into streaming yourself, the sports streaming with Fite. How does this all work together as a business model?

De Silva:	Yeah, that’s a great question, so our business model, and keep in mind we are barely a three-year-old company, came together initially with a short-form video app and we’ve grown significantly from there. It’s a realization that we had about a year and a half ago that the creator economy is really broken, right, platforms like Facebook and TikTok rely on creators to create content and create a vibrant environment for consumers, but those platforms, which make all their money through advertising, don’t really share much of it with the creators.

So, we saw an opportunity and we heard this from creators that they need better tools. They need tools that cannot only help them create and distribute content, but to measure the audiences that interact with them. How do they create monetization experiences for them to potentially sell some of that content at a premium basis? How do they participate in this now emerging NFT economy? How do they create their own subscription services? So, a lot of the things that Triller has done, you know particularly in the last year or so, has been creating these flagpole events like with Triller Fight Club with Verzuz around music...TrillerFest. But, all of those are designed to really inspire creators and to be able to bring them on to our platform and help them create their own audiences. So, you know just

Hyde:	Yeah.

De Silva:	...in terms of scale and scope of our business we did 11 big events this year, but on the Fite TV platform we did 1,100 events for other people.

Hyde:	Ok.

De Silva:	Right, so the platform focus is really coming in to play today.

Hyde:	Interesting. So, you can give the size and scale of like the events, give us the size and scale of users right now. I know an awful lot of people have downloaded, 250 million at least, to have downloaded the app, but how many people on a daily basis are actually using it, viewing it?

De Silva:	Yeah, so keep in mind that our platform is a mixture of our own apps, things like the Triller app and the Fite TV app, but it’s so much more in the interactions that we create on other platforms on behalf of creators. So, a creator might create a piece of content using our platform and send it out to Instagram, to TikTok, to Twitter, to Facebook...but our job is to instrument that click-out experience because all you get is this bite-size bit of content on that platform, but what we enable is driving those users out of that short-form experience into something more long-form, more monetizable.

So, we talked about today in our announcement that we enable north of 750 million interactions with consumers around the world, not just on our platform but all these other platforms that we have connected to and instrument content from.

Hyde:	Ok fascinating, but going back to the Triller app itself, how many people are using that, for example given it is a sort of rival to TikTok.

De Silva:	Yeah I mean, we certainly started our journey being compared more closely to TikTok, but we’ve grown so much further from there. And the TikTok app, which is all about getting you there and keeping you engaged, showing you ads and monetizing it and putting that money in the pockets of TikTok, our story is very different right. We use our app as a gateway mostly on the content operating...

Hyde:	But, how many? How many people are on that app?

De Silva:	So, we haven’t disclosed that

Hyde:	Ok.

De Silva:	in terms of public numbers, but the numbers we are focused on is the 750 million content interactions that we are enabling on behalf of creators.

Hyde:	Well, I mean fascinating that you are going public at this time. Lastly, just what do you hope to achieve by going public? The scrutiny that you’ll get, you are going to have to start disclosing those numbers I assume into the market?

De Silva:	Sure, I mean the journey of being a public company has lots of regulatory burdens, so it’s not something we take lightly. But at the same time it gives us access to capital, it allows us to strengthen our balance sheet in a way that can continue for us to grow. We’ve grown organically, we’ve grown through acquisitions and when we think about this larger creator economy we think there is an opportunity for us to make a bigger impact and bring maybe some of these smaller companies under out tent and join our team.

Forward-Looking Statements Legend

This communication, in addition to historical information, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “assuming,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange International, Inc.’s (collectively with its subsidiaries, “SEAC”) and Triller Hold Co LLC’ (collectively with its subsidiaries, “Triller”) current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the amount, timing, terms or ultimate issuance of the Triller’s convertible notes, the expected ownership of the post-merger company (the “Post-Merger Company”), the expected trading value of the Post-Merger Company’s shares of common stock, the expected timing and likelihood of completion of the merger, the expected value of Triller and of the Post-Merger Company and opportunities relating to or resulting from the merger), and statements regarding the nature and commercial success of Triller and the Post-Merger Company, commercialization and marketing capabilities and strategy of Triller and the Post-Merger Company, developments and projections relating to the industry, the parties’ ability to protect their intellectual property positions, plans, objectives, expectations and intentions of Triller and the Post-Merger Company and the effects of having shares of capital stock traded on Nasdaq. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the merger, including the need for stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed merger; the completion, amount and the terms of the offering of the Triller’s convertible notes and the obtaining of any contemplated fairness opinion by SEAC; the ability of SEAC to remain listed on Nasdaq; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed merger; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SEAC’s most recent Annual Report on Form 10-K, subsequent quarterly reports and in other filings SEAC makes with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither SEAC nor Triller undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation Legend

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information About the Merger and Where To Find It

SEAC intends to file with the SEC a Registration Statement on Form S-4, that will include a proxy statement and also constitutes a prospectus of SEAC, in connection with the transactions and will mail a definitive proxy statement/prospectus and other relevant documents to SEAC’s stockholders. SEAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with SEAC’s solicitation of proxies for its stockholders’ special meeting to be held to approve the transactions because the proxy statement/prospectus will contain important information about SEAC, Triller and the transactions. The definitive proxy statement/prospectus will be mailed to stockholders of SEAC as of a record date to be established for voting on the transactions. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by SEAC with the SEC at the SEC’s website at www.sec.gov. Stockholders of SEAC will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, Massachusetts 02115-3135, Attention: Elaine Martel, Corporate Secretary.

Participants in the Solicitation Legend

SEAC, Triller, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SEAC and the unitholders of Triller in connection with the proposed transaction. Information about the directors and executive officers of SEAC is set forth in its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 28, 2021. Additional information regarding the participants in the proxy solicitation, including Triller’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to SEAC as described above under “Additional Information About the Merger and Where to Find It.”

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